[Reference Translation]

November 5, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, Managing Officer
(Telephone Number: 0565-28-2121)

Notice Concerning the Cancellation of Shares of Common Stock

(Cancellation of Shares pursuant to Article 178 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on November 5, 2015 to cancel shares of its common stock pursuant to Article 178 of the Companies Act of Japan, as follows.

1.	Class of shares to be cancelled

Common shares of TMC

2.	Number of shares to be cancelled

80 million shares

(percentage of the total number of issued and outstanding shares before the cancellation: 2.30%)

* The total number of issued shares includes class shares other than common shares. The same shall apply hereinafter.

3.	Scheduled date of cancellation

November 30, 2015

(References)

The total number of issued and outstanding shares after the cancellation will be 3,385,097,492 shares.